 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Stuart, John J. Jr. (Last) (First) (Middle) 3001 redhill, bldg. 3-108 (Street) costa mesa , CA 92626 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Irvine Sensors Corporation irsn 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 03/04/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           CHIEF FINANCIAL OFFICER
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
COMMON STOCK	N/A	N/A	N/A	N/A				$26940	I	FAMILY TRUST
COMMON STOCK	N/A	N/A	N/A	N/A				$24723	I	ISC ESBP TRUST
								$51663		TOTAL COMMON STOCK
PREFERRED SERIES B	N/A	N/A	N/A	N/A				$575.78	I	ISC ESBP TRUST
PREFERRED SERIES C	N/A	N/A	N/A	N/A				$332.61	I	ISC ESBP TRUST
							$

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
PREFERRED SERIES B	N/A	*	N/A	N/A	N/A					COMMON STOCK	1439	$15	575.78	I	ISC ESBP TRUST
PREFERRED SERIES C	N/A	*	N/A	N/A	N/A					COMMON STOCK	832	$30	332.61	I	ISC ESBP TRUST
OPTION TO BUY COMMON STOCK	$1.16	*	N/A	N/A	N/A			9-29-02	4-16-12	COMMON STOCK	6000	0	6000	D
OPTION TO BUY COMMON STOCK	$1.16	*	N/A	N/A	N/A			12-29-02	4-16-12	COMMON STOCK	6000	0	6000	D
OPTION TO BUY COMMON STOCK	$1.16	*	N/A	N/A	N/A			3-30-03	4-16-12	COMMON STOCK	6000	0	6000	D
OPTION TO BUY COMMON STOCK	$1.16	*	N/A	N/A	N/A			6-29-03	4-16-12	COMMON STOCK	6000	0	6000	D
OPTION TO BUY COMMON STOCK	$1.15	*	N/A	N/A	N/A			6-30-02	12-3-11	COMMON STOCK	12500	0	12500	D
OPTION TO BUY COMMON STOCK	$1.15	*	N/A	N/A	N/A			9-29-02	12-3-11	COMMON STOCK	12500	0	12500	D
OPTION TO BUY COMMON STOCK	$59.10	*	N/A	N/A	N/A			8-1-01	8-1-04	COMMON STOCK	250	0	250	D
OPTION TO BUY COMMON STOCK	$59.10	*	N/A	N/A	N/A			8/1/03	8/1/04	COMMON STOCK	250	0	250	D
OPTION TO BUY COMMON STOCK	$59.10	*	N/A	N/A	N/A			8/1/03	8/1/04	COMMON STOCK	240	0	250	D
OPTION TO BUY COMMON STOCK	$1.35	03/04/2003	N/A	J	N/A	6250		3/30/03	03/04/2013	COMMON STOCK Q	6250	0	6250	D
OPTION TO BUY COMMON STOCK	$1.35	03/04/2003	N/A	J	N/A	6250		06/30/2003	03/04/2013	COMMON STOCK	6250	0	6250	D
OPTION TO BUY COMMON STOCK	$1.35	03/04/2003	N/A	J	N/A	6250		09/30/2003	03/04/2013	COMMON STOK	6250	0	6250	D
OPTION TO BUY COMMON STOCK	$1.35	03/04/2003	N/A	J	N/A	6250		12/30/2003	03/04/2013	COMMON STOCK	6250	0	6250	D
OPTION TO BUY COMMON STOCK	$1.35	03/04/2003	N/A	J	N/A	6250		03/30/2004	03/04/2013	COMMON STOCK	6250	0	6250	D
OPTION TO BUY COMMON STOCK	$1.35	03/04/2003	N/A	J	N/A	6250		06/30/2004	03/04/2013	COMMON STOCK	6250	0	6250	D
OPTION TO BUY COMMON STOCK	$1.35	03/04/2003	N/A	J	N/A	6250		09/30/2004	03/04/2013	COMMON STOCK	6250	0	6250	D
OPTION TO BUY COMMON STOCK	$1.35	03/04/2003	N/A	J	N/A	6250		12/30/2004	3/04/2013	COMMON STOCK	6250	0	6250	D
OPTION TO BUY COMMON STOCK	$1.15	*	N/A	N/A	N/A			12/30/02	12/3/11	COMMON STOCK	12500	0	12500	D

Explanation of Responses:

J OPTION GRANTS PURSUANT TO THE IRVINE SENSORS CORP. 2003 STOCK INCENTIVE PLAN. * PREVIOUSLY REPORTED OPTIONS.
By:	Date:
/s/ JOHN J. STUART, JR.	03/05/2003

** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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